

BLACK LIVES MATTER

Patrick McCarthy · 3rd

West Coast General Manager @ Revivn

San Leandro, California, United States · 500+ connections ·

Contact info

 **Revivn**

Fordham University

Experience

 **West Coast General Manager**
Revivn · Full-time
Mar 2020 – Present · 7 mos

Principal
McCarthy Management Consulting, LLC
Sep 2016 – Present · 4 yrs 1 mo
Greater New York City Area

Strategy, finance, and management consultant working with startups and entrepreneurs in Silicon Alley.

 **SpokenLayer**
3 yrs 10 mos

 **VP of Operations and Finance**
Full-time
May 2017 – Feb 2020 · 2 yrs 10 mos
Greater New York City Area

VP of Operations and Business Development
May 2016 – Apr 2017 · 1 yr
Greater New York City Area



Ideation and Strategic Advisor
25K Startups
Aug 2015 – Dec 2019 · 4 yrs 5 mos
New York, NY

Lead on brainstorming and ideation contributions
Island.



Investment Banking Analyst - Mergers and
Park Sutton Advisors, LLC
Sep 2015 – May 2016 · 9 mos
New York, NY

M&A investment banking analyst working in the fir
financial sponsors, asset and wealth managers, ar

Show 5 more experiences ⌄

Education

Fordham University
Bachelor's degree, Finance, General
2011 – 2015
Activities and Societies: Boyle Society Member De
University Business Honors Thesis Program

Regis High School
2007 – 2011

Volunteer Experience

Event Coordinator
Knights DHAA
May 2009 – Present • 11 yrs 5 mos
Children

As a member of the Knights Dyker Heights Athletic Association, I have volunteered as a referee
coordinator, coach, and personal trainer. The DHA
Baseball, Soccer, Football, and Basketball for over

Skills & Endorsements

Marketing · 17

Endorsed by **6 of Patrick's colleagues at Fordham Univ**

Management · 12

Endorsed by **5 of Patrick's colleagues at Fordham Univ**

Microsoft Excel · 15

 Endorsed by **James Demetriades, who is highly skilled at this**

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